Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated May 9, 2018

May 9, 2018

To all parties concerned
Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya Representative Director and President (Code: 6816, TSE 1st Section)
Inquiries:	Hitoshi Kajiwara, Managing Director, Administration
TEL:	+81-3-5499-8111

Notice Regarding Opinions of the Company’s Board of Directors on Shareholder Proposals

Alpine Electronics, Inc. (the “Company”) received on April 20, 2018 from Oasis Investments II Master Fund Ltd. (the “Proposing Shareholder”), one of the Company’s shareholders, a document (the “Letter of Shareholder Proposals”) to the effect that it would make certain shareholder proposals (the “Shareholder Proposals”) with respect to the proposals for the 52nd ordinary general meeting of shareholders of the Company (the “Ordinary General Meeting of Shareholders”) scheduled on June 21, 2018.  However, the Company has resolved at its board of directors meeting dated May 2, 2018 that it will oppose to the Shareholder Proposals and hereby announces as follows.

I.	Details of and Reasons for the Shareholder Proposals
1. The Proposals
(1) Appropriation of surplus
(2) Election of one director (excluding a director who is an audit and supervisory committee member)
(3) Election of one director who is an audit and supervisory committee member

2. Details of the Proposals
The details of the Shareholder Proposals are as described in Attachment 1 “Details of the Shareholder Proposals,” where the “Details of the Shareholder Proposals” contained in the Attachment 1 is the translated excerpt of the original texts of the relevant parts of the Letter of Shareholder Proposals submitted by the Proposing Shareholder in Japanese.

(Note)
Hereinafter the shareholder proposal described in 1. (1) above is referred to as the “Shareholder Proposal on a Dividend Increase,” the shareholder proposal described in 1. (2) above as the “Shareholder Proposal on the Election of a Director,” and the shareholder proposal described in 1. (3) above as the “Shareholder Proposal on the Election of an Audit and Supervisory Committee Member.”

II.	Opinions of the Company’s Board of Directors on the Shareholder Proposals
1.       The Shareholder Proposal on a Dividend Increase
(1)     Overview of the Shareholder Proposal on a Dividend Increase
The Shareholder Proposal on a Dividend Increase proposes the dividend payment of 325 yen (totaling approximately 22.4 billion yen) (Note) per common share of the Company.
(Note)
The Shareholder Proposal on a Dividend Increase also provides that, if the board of directors of the Company submits a proposal on a dividend payment from surplus at the Ordinary General Meeting of Shareholders at which such proposal is approved, the amount to be proposed under the Shareholder Proposal on a Dividend Increase is to be obtained by deducting the amount of approved dividend payment from surplus per common share of the Company from 325 yen.

(2)     The Opinion of the Company’s Board of Directors
The Company’s board of directors opposes to the Shareholder Proposal on a Dividend Increase.

(3)     The Reason of the Opposition
The Company must maintain at hand a significant amount of the total cash and deposits it holds as necessary operating cash.  Based on the circumstances described below and its past experience, the Company considers that the amount of necessary operating cash would be approximately 35 billion yen in light of the sales volume in the fiscal year ended March 2018.  If the Company pays dividends as asserted in the Shareholder Proposal on a Dividend Increase (totaling approximately 22.4 billion yen), taking into account the Company’s current funding requirements, it poses the risk of a shortfall in operating cash, and even if it did not create an immediate shortfall in operating cash, a loss of reserves to cover risks such as credit shrinkage could result in stable sustainability of the Company’s business being impaired.

Accordingly, from the perspective of securing stable sustainability of the Company’s business and improving medium- to long-term corporate value, the Company believes it is inappropriate to pay the dividends pertaining to the Shareholder Proposal on a Dividend Increase.

(4)     The Supplemental Explanation for the Reason of the Opposition
(i)	The Company’s Views on the Capital Policy
(a)
In the Company, the collection of accounts receivable peaks at the end of each month, while the payment of accounts payable peaks around the 20th day of each month.  Accordingly, the amount of cash and deposits normally tends to peak at month-end.  Looking at operating cash on a consolidated earnings basis for the past five years, the account-receivable turnover period was 1.5 to 2.0 months, inventory-asset turnover period was 1.0 to 1.5 months and account-payable turnover period was 1.0 to 1.5 months, and therefore the Company considers the standard period for securing operating cash to be around 1.5 to 2.0 months.  This standard is equivalent to approximately 35.0 billion to 46.0 billion yen in the sales volume in the fiscal year ended March 2018.

(b)
Given that the Company is operating globally in the regions such as the Americas, Europe, Asia (As of March 31, 2018, the Company has 42 group companies (36 subsidiaries and 6 affiliates) in 14 countries) and its overseas sales are over 85% of the total sales, in order to smoothly and flexibly facilitate the sales, production, procurement and other operational activities in those regions, the Company considers it necessary to have its major overseas subsidiaries secure a certain level of cash and deposits in multiple currencies, including U.S. dollars, euros, yuans and yens.  Of the cash and deposits provided in the consolidated balance sheet for the fiscal year ended March 2018 (approximately 53.7 billion yen), the percentage of cash and deposits held in Japan is approximately 30%.

(c)
The Company considers it necessary to secure a certain level of cash and deposits to pay dividends and taxes and be ready for responding to troubles and other issues, which is unique to the automotive industry.

(d)
Most of the automobile manufacturers request their business partners to provide financial data on a regular basis and therefore it is a requisite to secure stable financial footing for maintaining ongoing transaction relationships.  This is especially the case with the Company’s OEM business, which sells its products to automobile manufacturers around the world that demand for even better quality, lower prices and shorter deadlines amid the global competition for survival.  In order to meet such demand, the Company considers it essential that it maintains its financial strength at a high level.

(e)
The Company also considers it important to secure the cash funding in order to cover for any needs for potential M&A and other activities for the Company’s further growth.  Specifically, it is becoming ordinary activities to consider M&A deals of up to 10 billion yen that mainly target Japanese and overseas software development companies and audio device companies.

According to the Proposing Shareholder, it has proposed the Shareholder Proposal on a Dividend Increase because the share exchange ratio (the “Share Exchange Ratio”) provided for in the share exchange agreement (the “Share Exchange Agreement”) executed between the Company and Alps Electric Co., Ltd. (“Alps Electric” and, together with the Company, the “Companies”) dated July 27, 2017 is unfair and therefore it should be effectively rectified.  However, a significant increase in dividends may have impact on the share exchange in which Alps Electric will become the wholly owning parent company and Alpine will become a wholly owned subsidiary (the “Share Exchange”) because such amount of dividends is different from the amount taken into account in the financial analysis conducted by the respective third-party financial advisors of each of the Company and Alps Electric which was used as reference at the time that the Companies agreed upon the Share Exchange Ratio.

(ii)	Fairness of the Share Exchange Ratio
According to the Proposing Shareholder, it has proposed the Shareholder Proposal on a Dividend Increase because the Share Exchange Ratio is unfair and therefore it should be effectively rectified.  However, the Company’s board of directors believes, as explained below, that the Share Exchange Ratio is fair and there is no need for rectification by paying the dividends as proposed in the Shareholder Proposal on a Dividend Increase by having such proposal resolved at the Ordinary General Meeting of Shareholders.

①	Background leading to the agreement on the Share Exchange Ratio
Upon executing the Share Exchange Agreement with Alps Electric on July 27, 2017, in order to ensure fairness of the Share Exchange Ratio, the Company obtained a financial analysis report and a fairness opinion dated July 26, 2017 with respect to the Share Exchange Ratio from SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as its third-party financial advisor.  The Company also obtained advice from TMI Associates, its legal advisor on the various procedures for the business integration between the Company and Alps Electric (the “Business Integration”), the methods and process of decision-making by the board of directors, and other factors, from a legal point of view.
Moreover, in order to avoid conflicts of interest, the Company obtained a written report (toshinsho) (the “July 26, 2017 Written Report”) from a third-party committee (“Third-party Committee”) consisting of members having no interest in Alps Electric, which is the controlling shareholder of Alpine, on July 26, 2017, stating that the resolution by the board of directors of the Company to approve the Share Exchange was not disadvantageous to the minority shareholders of the Company.
The board of directors of the Company also determined that, according to the financial analysis report received from SMBC Nikko Securities on the Share Exchange Ratio, the Share Exchange Ratio falls within the range analyzed by the discounted cash flow analysis (“DCF Analysis”) and exceeds the respective upper limits of the ranges analyzed by the market share price analysis and comparable company analysis, and that therefore it would not undermine the interests of its shareholders.

As a result of careful discussion and consideration while taking the above into account, the Company concluded at its board of directors meeting of July 27, 2017 that conducting the Share Exchange at the Share Exchange Ratio is appropriate.

For the details of the above, please see the press release dated July 27, 2017 titled “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)”.

②	Examination of the Share Exchange Ratio in light of the Revisions to the Financial Forecasts
Given the two occasions of upward revisions to the full-year consolidated earnings forecasts (the “Revisions to Earnings Forecasts”) during the fiscal year ended March 31, 2018 after the execution of the Share Exchange Agreement, as the means to take a cautious approach in consummating the Share Exchange and to confirm that the Share Exchange is not disadvantageous to the minority shareholders of the Company, with respect to the DCF Analysis conducted by SMBC Nikko Securities as described above, the Company examined whether or not the impact of the Revisions to Earnings Forecasts on the financial forecasts of the Companies that were used as conditions underlying the DCF Analysis is as material as to make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio (the “Examination”).

In conducting the Examination, the Company requested SMBC Nikko Securities to analyze the impact that the most recent financial forecasts of each of the Companies has on the results of the DCF Analysis conducted by SMBC Nikko Securities, and obtained advice on such matters as the methods and process of the Examination from TMI Associates (the legal advisor of the Company) from a legal point of view.
The Company also obtained a written report from the Third-party Committee on February 26, 2018, stating that it is judged that the impact of the Revisions to Earnings Forecasts on the financial forecasts of the Companies does not make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio and that there would be no change in its opinion expressed in the July 26, 2017 Written Report as a result of the Revisions to Earnings Forecasts.
The Company judged that, with respect to the business environment surrounding the Company, it is expected that there would be no major change to the short-term automobile sales forecasts and, as a result, there would be favorable results for the time being, but the medium to long term automobile sales forecasts remain uncertain based on the documents and other materials showing the analysis concerning the automobile sales forecasts as provided by a research company.  As a result of careful discussion and consideration while taking the above into account, the Company judged that, based on the results of the simulations by SMBC Nikko Securities using the DCF analysis on the basis of reasonably expected assumptions, and employing the Company’s most recent financial forecasts reflecting such business environment and Alps Electric’s most recent financial forecasts reflecting its business environment, which the Company also reviewed, as underlying conditions, even in light of the Revisions to Earnings Forecasts, the results of the simulation sufficiently support the results of the DCF Analysis as set out in the financial analysis report submitted by SMBC Nikko Securities on July 26, 2017 and that it would not cause a significant change in the Share Exchange Ratio which reflects the comparative assessment of the equity value of Alps Electric.

Having considered the result of the Examination, the Company resolved at its board of directors meeting held on February 27, 2018 that the Company will not request a revision of the Share Exchange Ratio as it judged that the impact of the Revisions to Earnings Forecasts on the financial forecasts does not make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio.

For the details of the above, please see the press release dated February 27, 2018 titled “Notice Regarding the Results of the Examination of the Impact that the Financial Forecasts Reflecting the Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018 Have on the Analysis of the Share Exchange Ratio.”

③	The view of the Company’s board of directors on the assertion by the Proposing Shareholder
A)	Necessary operating cash
The Proposing Shareholder asserts that the Share Exchange Ratio is unfair mainly on the grounds that approximately 30 billion yen of cash and deposits of the Company were treated as necessary operating cash in the DCF Analysis conducted by SMBC Nikko Securities as described above.

However, not only is it the mainstream approach under the corporate finance theories but also the common practice in the equity value analysis that necessary operating cash are taken into consideration in the DCF Analysis, and therefore the Company believes it is inappropriate to assert as if the consideration of necessary operating cash is unreasonable.
Moreover, the Proposing Shareholder only asserts the treatment of necessary operating cash of the Company, but for the purpose of the DCF Analysis conducted by SMBC Nikko Securities, in calculating the equity value of Alps Electric, necessary operating cash were also taken into account on a similar basis to the calculation of the equity value of the Company.

With respect to the amount of necessary operating cash, based on the circumstances described in (a) through (c) in 1. (4) (i) above in the fiscal year ended March 2017, which is the most recent fiscal year after the date on which the financial analysis using the DCF Analysis was conducted by SMBC Nikko Securities as well as the Company’s past experience, the Company judges that the amount of necessary operating cash would be approximately 30 billion yen in light of the sales volume in the fiscal year ended March 2017, and such amount was taken into consideration as the necessary operating cash in such financial analysis.

B)	Independence of SMBC Nikko Securities
The Proposing Shareholder asserts that SMBC Nikko Securities cannot be considered to be independent from the Company solely on the ground that Sumitomo Mitsui Banking Corporation, which belongs to the Sumitomo Mitsui Financial Group as SMBC Nikko Securities does, is the main commercial bank for the Company.
However, under the Financial Exchange and Instruments Act and other related laws and ordinances, financial instruments business operators must establish a system concerning the management of conflicts of interest or take other necessary measures to ensure that the interests of a customer would not be unjustly impaired by the transactions conducted by the financial instruments business operators or their affiliates.  In addition, financial instruments business operators are subject to the duty to be honest and fair and the duty of care of a prudent manager.  The Company has confirmed with SMBC Nikko Securities that (1) SMBC Nikko Securities has established such systems or otherwise taken necessary measures with its group companies, and, (2) in becoming the third-party financial advisor in connection with the Share Exchange, SMBC Nikko Securities provides its services to the Company in an honest and fair manner, only after having ensured that SMBC Nikko Securities is independent and has no conflict of interest by following the necessary measures as mentioned above.

C)	Perpetual growth method
Given that increases in operating income of approximately 38.5% and approximately 33.3% are anticipated for the fiscal year ending March 31, 2019 and the fiscal year ending March 31, 2020, respectively, in the financial forecasts of the Company, which SMBC Nikko Securities used as a basis for its DCF Analysis described above, the Proposing Shareholder asserts to extend the period of financial forecasts used in the DCF Analysis until the business stabilizes or to use a positive perpetual growth rate, instead of using the perpetual growth rate of 0%, in analyzing the terminal value for the DCF Analysis.
However, according to SMBC Nikko Securities, SMBC Nikko Securities has not employed a practice of simply referring to short-term growth rate of sales and other metrics that is expected in the periods of the respective business forecasts of the Company or Alps Electric regarding perpetual growth rate in the DCF Analysis described above because, based on the theory of corporate finance, it is necessary to implement growth rate of free cash flow that is expected perpetually after the periods of a business forecasts.  Moreover, the Proposing Shareholder only points out the fact that the perpetual growth rate of 0% is applied in evaluating the equity value of the Company in the DCF Analysis.  However, SMBC Nikko Securities also used the perpetual growth rate of 0% for the Alps Electric shares as well in light of such factors as its business phases and business environment.

D)	Synergies
The Proposing Shareholder asserts that the results of the analysis by SMBC Nikko Securities described above do not reflect synergies received by Alps Electric through the Business Integration and therefore the synergies should be reflected in the results of the analysis.
The Company believes that the Share Exchange Ratio of the Share Exchange is fair because it is common in practice to use the financial forecasts that is not based on the implementation of a share exchange as a basis for the DCF Analysis, the premium offered based on the Share Exchange Ratio of the Share Exchange ranks considerably high compared to the standard of premiums offered in other similar business integration cases, the fact that the Company obtained a fairness opinion to the effect that the Share Exchange Ratio of the Share Exchange is fair to the Company from a financial point of view from SMBC Nikko Securities, and the Share Exchange Ratio has been decided taking into account that the Share Exchange would be conducted in exchange for Alps Electric shares as consideration and that even after the Share Exchange, the existing minority shareholders of the Company would be entitled to receive distribution of synergies from the Share Exchange.

E)	Selection of comparable companies
The Proposing Shareholder asserts that in the above calculation by SMBC Nikko Securities using the DCF Analysis and the comparable company analysis, the results of the analysis have been unreasonably lowered due to the issues unique to the three companies selected as comparable companies (Clarion Co., Ltd., Pioneer Corporation, and JVC KENWOOD Corporation).  However, the Company believes that these comparable companies have been selected based on objective and reasonable criteria as described below and are hence appropriate as comparable companies.
(a) Similarities in businesses
•
In order to ensure objectivity, companies that belong to the “Car Navigation System” industry were selected using SPEEDA, which is a corporate finance database operated by UZABASE, Inc.  Among such selected companies, companies whose manufacturing and sales of car navigation products account for the majority of their businesses were selected, while also taking into account the Company’s size, similarities in the major purchasers of its products as well as business characteristics.

•
In addition to the above, we conducted an examination of the reasonableness and comprehensiveness of the companies selected as the above were examined by consulting materials such as those relating to the industry related materials.

(b) Whether there are any special circumstances such as the existence of abnormalities in share price formation
•
The listed companies selected according to the standards set out in (a) were examined for whether they have any circumstances, such as a corporate reorganization, that differed from share price formation in a normal environment.

The days traded ratio and floating turnover ratio were also checked.

2.       Shareholder Proposal on the Election of a Director
(1)     The Overview of the Shareholder Proposal on the Election of a Director
The Shareholder Proposal on the Election of a Director proposes Mr. Naoki Okada for election as an outside director, who is not an audit and supervisory committee member.

(2)     The Opinion of the Company’s Board of Directors
The Company’s board of directors opposes to the Shareholder Proposal on the Election of a Director.

(3)     The Reason of the Opposition
While in the Letter of Shareholder Proposals, the Proposing Shareholder states that the reason for the Shareholder Proposal on the Election of a Director is to “realize even more sophisticated corporate governance,” the board of directors of the Company believes what is important to realize effective corporate governance is, rather than formally increasing the number of outside directors, to substantially secure the effectiveness and appropriateness of the supervision of the board of directors’ management by electing outside directors who have necessary abilities and competence.
Even in the current board of directors of the Company, a structure has already been secured in which the outside directors of the Company participate in the deliberation, and ask questions and state opinions as necessary, from the independent standpoint at the board of directors meetings.  Therefore, corporate governance structure of the board of directors of the Company is functioning fully.
Moreover, the Company’s board of directors has proposed to the Ordinary General Meeting of Shareholders to newly elect Mr. Satoshi Kinoshita who has hands-on experience as a corporate manager as a candidate for an outside director, where the outside directors have consisted of the experts who have a record of achievement and extensive knowledge in a specific specialist field such as law, finance or accounting to date.  (Attachment 2)

In light of the circumstances described above, the Company believes that it is not necessary to additionally elect Mr. Naoki Okada as a candidate for an outside director.

(4)     The Supplemental Explanation for the Reason of the Opposition
(i)	The Views of the Company’s Board of Directors on Mr. Hideo Kojima, its Outside Director
①	The activities as the outside director
Mr. Hideo Kojima has participated in thirteen of the total of fourteen meetings of the board of directors held in the fiscal year ended March 2018.  He also participated in two of the total of twelve meetings of the board of directors in the fiscal year ended March 2017 as a statutory auditor and ten of such meetings as an audit and supervisory committee member.  In each of the above meetings, Mr. Kojima provided an expert’s viewpoint as a certified public accountant.  Also, Mr. Kojima participated in all of the meetings of the audit and supervisory committee in the fiscal year ended March 2018, which were held fourteen times, as well as participating in all of the two meetings of the board of auditors and the eight meetings of the audit and supervisory committee in the fiscal year ended March 2017, contributing necessary statements, as appropriate, from the expert’s viewpoint, in the discussions concerning the result of the audit and such other matters.
Furthermore, in the deliberations made concerning the Business Integration, not only did Mr. Kojima participate in the deliberation by the Company’s board of directors, but also in the third-party committee on behalf of the outside directors of the Company, participating in all of the thirteen meetings held by such third-party committee, where Mr. Kojima proactively deliberated and considered fairness of the Share Exchange from the aspect of the protection of the interests of minority shareholders, and Mr. Kojima has performed his duties as an outside director in good faith.

②	The independence of Mr. Hideo Kojima
While Mr. Hideo Kojima became the statutory auditor of the Company in June 2011, the Hideo Kojima CPA Office or other companies at which Mr. Kojima has concurrent positions at present have not had any recent or past business transactions with the Company.  In addition, although Mr. Kojima used to belong to Ernst & Young ShinNihon LLC until June 2011, which is the Company’s current accounting auditor, when Mr. Kojima belonged to that firm, the Company’s accounting auditor was another accounting firm and, when Ernst & Young ShinNihon LLC was elected as the Company’s accounting auditor in the fiscal year ended March 2012, Mr. Hideo Kojima had already resigned from Ernst & Young ShinNihon LLC.  For these reasons, the Company believes independence and neutrality of Mr. Hideo Kojima is maintained.
Moreover, it was between the fiscal years ended March 2001 and March 2007 that Mr. Hideo Kojima had been responsible for accounting audits of Alps Electric as a designated partner and engagement partner of Ernst & Young ShinNihon LLC, which is Alps Electric’s accounting auditor, and more than ten years have passed since he left his position as the accounting auditor of Alps Electric.  The Company therefore believes Mr. Hideo Kojima’s independence from Alps Electric is maintained.

(ii)	The Views of the Company’s Board of Directors on Mr. Satoshi Kinoshita, the Candidate of an Outside Director in the Company’s Proposal
Mr. Satoshi Kinoshita has experience in managing a global company as the President and CEO of Tungaloy Corporation.  Tungaloy Corporation has similarities to the Company’s business in that it operates globally, including transactions with major automobile manufacturers, and the Company therefore believes that he can perform and provide effective and valuable supervision and advice with respect to the Company’s business.  Moreover, given that Tungaloy Corporation operates globally, while it has its head office in the City of Iwaki, Fukushima, where the Company has its Iwaki Headquarters, and seeks coexistence with local communities, the Company expects that he can understand the Company’s corporate philosophy and important CSR issues, and at the same time perform and provide effective and valuable supervision and advice that enable the Company to pursue sustainable growth, from the viewpoint of all stakeholders of the Company such as shareholders.  It is also recognized that in light of his ability to make business judgments, personality, dignity and sense of ethics, Mr. Kinoshita sufficiently satisfies items (i) to (vi) of the Criteria for Election of Directors (Attachment 2), and that the independence requirement set forth in item (vii) of such criteria is satisfied because there are no circumstances between the Company and Mr. Satoshi Kinoshita which raise questions about his independence from the Company.  The Company’s board of directors therefore believes that Mr. Satoshi Kinoshita is the candidate for an outside director who has necessary and appropriate abilities and competence.

3.       The Shareholder Proposal on the Election of an Audit and Supervisory Committee Member
(1)     Overview of the Shareholder Proposal on the Election of an Audit and Supervisory Committee Member
The Shareholder Proposal on the Election of an Audit and Supervisory Committee Member proposes Ms. Nao Miyazawa for election as an outside director who is an audit and supervisory committee member.

(2)     The Opinion of the Company’s Board of Directors
The Company’s board of directors opposes to the Shareholder Proposal on the Election of an Audit and Supervisory Committee Member.

(3)     The Reason of the Opposition
In accordance with the Criteria for Election of Directors set forth by the Company (Attachment 2), the Company selects candidates for outside directors who have necessary and appropriate abilities and competence.

Ms. Nao Miyazawa was registered as an attorney-at-law in September 2016.  However, the Company believes that significant years of experience would be generally required to have a record of achievement and extensive knowledge in a field of specific expertise.  From such viewpoint, the Company’s board of directors has selected Mr. Naoki Yanagida and Ms. Satoko Hasegawa as candidates for reappointment as the outside directors who are the audit and supervisory committee members, who are more experienced with a record of achievement and have extensive knowledge in the same field of law (Attachment 2).

Furthermore, considering that Principle 4.11 of Japan’s Corporate Governance Code (established on June 1, 2015) provides that “(…) at least one person who has appropriate expertise on finance and accounting should be appointed as kansayaku,” and that Paragraph 2 of Article 8 (Criteria of Selection, etc. of Candidates for Audit and Supervisory Committee Members) of the Code of Audit and Supervisory Board Member Auditing Standards (established on September 29, 2015) by Japan Audit & Supervisory Board Members Association provides that “[i]t is also desirable that at least one audit and supervisory board member has a significant level of knowledge of financial and accounting matters,” as well as taking into consideration the balance, the knowledge of expertise, the experience and such other matters of the Company’s audit and supervisory committee as a whole, the Company believes that such candidates for the directors who are the audit and supervisory committee members proposed by the Company are the most appropriate candidates.

Therefore, it is considered to be unnecessary to elect Ms. Nao Miyazawa as a candidate for an outside director who is an audit and supervisory committee member.

End

Attachment 1 “Details of the Shareholder Proposals” (Translation)

1.	Appropriation of surplus
(1)     The Proposal
That surplus be appropriated as follows.
If the board of directors of the Company submits the proposal on appropriation of surplus at the 52nd ordinary general meeting of shareholders, this proposal will be submitted to make an additional proposal separately from such proposal.
A.	Matters concerning the year-end dividend
The year-end dividend for the most recent fiscal year (April 1, 2017 to March 31, 2018) will be paid as follows.
(i)	Type of dividend
Cash
(ii)	Amount of dividend per share
The amount obtained by deducting the amount of dividend payment from surplus per common share of the Company which will be proposed by the board of directors of the Company at the 52nd ordinary general meeting of shareholders and approved thereat, from 325 yen (325 yen if the board of directors of the Company does not submit a proposal of allocation of surplus at such ordinary general meeting of shareholders)
(iii)	Allocation and the total amount of dividends
The amount of dividend per share set forth in (ii) above per common share of the Company (the total amount of dividends will be the amount obtained by multiplying the amount of dividend per share by the total number of outstanding common shares of the Company (excluding treasury shares) as of March 31, 2018)
(iv)	Effective date of dividend payment from surplus
June 29, 2018
B.	Matters concerning other appropriation of surplus
In order to apply to the payment of year-end dividends, the Company will conduct reversal of the reserve as follows.
(i)	Item and the amount of surplus to reduce
  Other reserve 31,450,000,000 yen
(ii)	Item and the amount of surplus to increase
  Retained earnings brought forward 31,450,000,000 yen

(2)     Reasons for the Proposal
On July 27, 2017, the Company announced that it had decided to conduct a business integration (the “Business Integration”) that involves a reorganization into a holding company structure with Alps Electric Co., Ltd. (“Alps Electric”) which is its parent company and holds 41.16% of the shares in the Company on a voting-right ownership basis, and as part of the Business Integration it would conduct a share exchange through which Alps Electric will be the wholly owning parent company and Alpine will become the wholly owned subsidiary (the “Share Exchange”).  For the Share Exchange, the two companies have agreed on the share exchange ratio (the “Share Exchange Ratio”) being 0.68 shares of the Alps Electric common shares to be allocated and delivered for each share of the Company common shares.
The Share Exchange Ratio suggests that when the Business Integration was announced, the share price of the company was evaluated at 2,108 yen.  However, according to the share valuation report that Oasis has received from BVCJ, Co., Ltd. (“BVCJ”), an independent valuation expert, the fair value of the Company is 4,180 yen per share on the DCF analysis, a premium of 98%, and between 3,516 yen and 6,734 yen on the comparable companies analysis, a premium between 67% and 219% to the share price on the day before the announcement of the Business Integration.
Given that the Company has made upward revisions of the full-year consolidated earnings forecasts for the fiscal year ended March 31, 2018 on two occasions as described below after the announcement of the Business Integration, it is considered that the Company’s corporate value has significantly improved further.  On the other hand, the market share price of Alps Electrics has greatly fallen as a result of its largest customer’s sluggish sales of new products.  Consequently, the theoretical share price of the Company calculated using 2,684 yen, which is the closing market share price of Alps Electric on April 19, 2018, is as low as approximately 1,825 yen.

In addition, the examination by Oasis has demonstrated that the Share Exchange Ratio agreed between the Company and Alps Electric is unfair to the minority shareholders.  The examination by Oasis includes the following.
●
The Company is arbitrarily treating cash and deposits of approximately 30 billion yen as operating cash, leading to an effective reduction in shareholder value by approximately 400 yen per share and abusing minority shareholder rights.  Approximately 30 billion yen in operating cash far exceeds the amount of operating cash that Oasis considers to be legitimate.

●
The Company states that SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) has been selected by the Company as an independent third-party financial advisor, but since Sumitomo Mitsui Banking Corporation, which belongs to the Sumitomo Mitsui Financial Group as SMBC Nikko Securities does, is the main commercial bank for the Company, SMBC Nikko Securities cannot be considered to be independent of the Company.

●	SMBC Nikko Securities has selected the methods of analysis and assumptions that would produce as low calculation results as possible as follows.
○
Due to the issues unique to the companies selected by SMBC Nikko Securities as comparable companies, the results of the analysis have been unreasonably lowered in the calculation using the DCF analysis and the multiple method.

○
In the financial forecasts of the Company, which SMBC Nikko Securities used as a basis for its DCF analysis, increases in operating income of approximately 38.5% and approximately 33.3% are anticipated for the fiscal year ending March 31, 2019 and the fiscal year ending March 31, 2020, respectively.  However, if those increases in operating income are anticipated, SMBC Nikko Securities should extend the period of financial forecasts used in the DCF analysis until the business stabilizes or use a positive perpetual growth rate, instead of using the perpetual growth rate of 0%, in analyzing the terminal value for the DCF analysis.

○	The results of the analysis do not reflect synergies to be received by Alps Electric through the Business Integration, but the synergies should be reflected in the results of the analysis.
The Company made upward revisions to the full-year consolidated earnings forecasts for the fiscal year ended March 31, 2018 on two occasions on October 30, 2017 and January 30, 2018 after the announcement of the Business Integration, and as a result the operating income forecast was upgraded from 6,500 million yen to 11,000 million yen by nearly 70%.  In contrast, Alps Electric has been adversely affected by its largest customer’s sluggish sales of new products.
The Company announced the Share Exchange with the effective date of January 1, 2019 (scheduled), which is more than one year and five months ahead from the announcement of the Business Integration on July 27, 2017.  This raises a question as to whether there was an intention to announce the Share Exchange Ratio before the Company’s share price rises as a result of the improved business environment, and if that is the case, it would mean that the Company deliberately benefited Alps Electric, its parent company, at the cost of the minority shareholders.
Under such circumstances, on February 27, 2018, given the two occasions of upward revisions to the earnings forecasts, the Company announced that with respect to the DCF analysis conducted by SMBC Nikko Securities upon the announcement of the Business Integration, the Company examined whether or not the impact of the revisions to earnings forecasts on the financial forecasts of the Company and Alps Electric that were used as conditions underlying the analysis is as material as to make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio, and the Company resolved at its board of directors meeting that the impact of the revisions to earnings forecasts on the financial forecasts does not make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio and therefore the Company would not request a revision of the Share Exchange Ratio.  The Company announced that SMBC Nikko Securities used the most recent financial forecasts as underlying conditions and conducted simulations using the DCF analysis on the basis of reasonably expected assumptions, but neither the details nor assumptions of the simulations that the Company states conducted by SMBC Nikko Securities have been disclosed at all.  In addition, the Company did not take into account the problems in the analysis pointed out by Oasis and the other minority shareholders.

A minority shareholder of the Company, cannot possibly accept the Company’s decision not to conduct even negotiations with Alps Electric for the revision to the Share Exchange Ratio.  The calculation is clearly flawed, and the Company has not fully disclosed the assumptions of the analysis.  Under such circumstances, we must consider that the directors of the Company failed to protect the minority shareholders.
The amount determined in (1)(ii) above is, as described above, not the amount that can fully cover the infringement of the minority shareholder rights, compared with the fact that the Company is arbitrarily treating cash and deposits of approximately 30 billion yen as operating cash, leading to an effectively reduction in shareholder value by over 400 yen per share, but it is the amount close to the upper threshold of the distributable amount.
If the Share Exchange is implemented as is, the minority shareholders of the Company will be unduly deprived of their rights to that cash.  However, if the Company pays the dividends of surplus, the damage to the minority shareholders of the Company will be mitigated.  Oasis believes that the minority shareholders of the Company other than Alps Electric should support this proposal of appropriation of surplus with the details set forth in (1) above.  Even if the dividends of surplus are paid and the Share Exchange Ratio are effectively rectified, the consideration to be received by the minority shareholders through the Share Exchange would be still lower than the fair price, but it is clearly the right choice as a minority shareholder.

2.	Election of one director (excluding a director who is an audit and supervisory committee member)
(1)     The Proposal
That Mr. Naoki Okada be elected as a director (excluding a director who is an audit and supervisory committee member).

(2)     Reasons for the Proposal
Oasis firmly believes that even more sophisticated corporate governance will be realized if Mr. Naoki Okada, a truly independent outside director nominated by a minority shareholder as a candidate, joins as a director.  Oasis also firmly believes that by having an additional independent outside director elected, the Company will be able to truly protect the minority shareholder rights, renegotiate the share exchange ratio with Alps Electric and have its minority shareholders receive the consideration that reflects the true shareholder value.
The current outside directors of the Company neglect their duties to protect the minority shareholder rights and corporate value.  Oasis particularly takes it seriously that Mr. Hideo Kojima, an outside director, did not attend the board of directors meeting held on February 27, 2018 which resolved that it is not necessary for the Company to request Alps Electric to revise the Share Exchange Ratio.  The absence of the meeting that is the most important to protect the right of the minority shareholders indicates that he disrespects the minority shareholder rights.  The addition of the new director who acts for protecting the minority shareholder rights to the board of directors of the Company will lead to the true protection of the minority shareholder rights and interests.
Moreover, Oasis is concerned about independence of Mr. Hideo Kojima from Alps Electric.  When he belonged to Ernst & Young ShinNihon LLC, he was one of the designated limited liability partners and managing partners who audited Alps Electric.  He was also one of its designated limited liability partners and managing partners of Ernst & Young ShinNihon LLC who audited Alps Logistics Co., Ltd, a listed subsidiary of Alps Electric.  In other words, Mr. Hideo Kojima has had a close relationship with Alps Electric and its subsidiary for many years, and therefore he cannot protect the rights of the Company’s minority shareholders in the truly independent position from Alps Electric.

(3)     Name and Profile of the Candidate Pertaining to the Proposal
Name (Date of birth)	Career summary, position and responsibility at the company (Status of important concurrent occupations)		Number of shares held in the Company
Naoki Okada (December 21, 1951)	April 1974	Joined Japan Radio Co., Ltd.
	February 1985	Joined Yokogawa Electric Corporation, Team Leader
	August 1986	Joined Sony Corporation, Europe-Americas Sales Department, General Manager in charge	0 shares
	August 1997	Joined TRW Automotive Japan Co., Ltd., Automotive Safety Business Division, Sales Director & Global Key Account Manager
	April 2005	Joined Motorola Japan, Ltd. General Manager of Automotive Business Division, Country Manager (Japan and Korea)
	July 2006	Joined Continental Automotive Systems K.K. Business Division General Manager
	October 2007	AVL Japan K.K. Representative Director and President (present)
(Status of important concurrent occupation) AVL Japan K.K., Representative Director and President
[Reason for nomination as candidate for directors (excluding directors who are audit and supervisory committee members]
Mr. Naoki Okada is the representative director and president of AVL Japan K.K., the subsidiary in Japan of AVL LIST GmbH (“AVL”), the world’s top power train engineering company in Austria.  He has taken the company to the second largest subsidiary of AVL.  He has been deeply involved in business development at AVL Japan K.K., Continental Automotive Systems K.K., Motorola Japan, Ltd., TRW Automotive Japan Co., Ltd. and Sony Corporation.  Mr. Okada has strong relationships with Japanese and Korean automobile manufacturers and has expertise in sales and engineering.  Furthermore, Mr. Okada has experience in creating new businesses in Japan and Korea amid ongoing structural reforms in the automobile industry.  All of these experiences and expertise of Mr. Okada will bring about interests to all stakeholders of the Company.  In addition, it is desired that Mr. Okada be elected as a director (excluding a director who is an audit and supervisory committee member) from the perspective of protecting the interests of minority shareholders.
Accordingly, Mr. Okada has been elected as a candidate for outside director (excluding a director who is an audit and supervisory committee member).

3.	Election of one director who is an audit and supervisory committee member
(1)     The Proposal
That Ms. Nao Miyazawa be elected as a director who is an audit and supervisory committee member.

(2)     Reasons for the Proposal
The current audit and supervisory committee of the Company does not fulfill its duty to treat all shareholders fairly and equally.
Ms. Nao Miyazawa is completely independent of the Company as an attorney-at-law, able to rectify the flaw of the current audit and supervisory committee, and cover the lack of independence of Mr. Hideo Kojima, a director who is an audit and supervisory committee member.  Moreover, Ms. Miyazawa is able to perform appropriate oversight of and provide fair advice to the board of directors, and as a result, she can realize the best interests of not only Alps Electric, the Company’s parent company, but also all shareholders of the Company.
Engaged in legal practice as an attorney-at-law and also serving as an outside director of another company, Ms. Miyazawa has extensive knowledge in addition to expertise.  Moreover, Ms. Miyazawa assuming the post of officer of the Company will help in promoting diversity and advancement of female at the Company.
Accordingly, Ms. Miyazawa has been elected as a candidate for outside director who is an audit and supervisory committee member.

(3)     Name and Profile of the Candidate Pertaining to the Proposal
The career summary of Ms. Nao Miyazawa is as follows.
Name (Date of birth)	Career summary, position and responsibility at the company (Status of important concurrent occupations)		Number of shares held in the Company
Nao Miyazawa (May 25, 1982)	April 2005 September 2016 September 2016 February 2018 February 2018	PIA Corporation Registered as attorney-at-law TF Law Office Established OMM Law Office (present) S-Pool, Inc., Outside Director (present)	0 share
(Status of important concurrent occupation) S-Pool, Inc., Outside Director

End

Attachment 2 “The Criteria for Election of Directors at the Company and the Candidates for Directors to be Proposed by the Company”

In order for the board of directors to effectively discuss and determine management policies and material matters and oversee the status of the directors’ execution of their duties, the criteria for election of director candidates are provided in the regulations of officers, and it is the Company’s policy to elect candidates who satisfy the following conditions.
<Both Inside and Outside Directors>
(i)	A person with a strong ability to make management decisions, foresight, and insight, as well as the ability to make objective decisions regarding management.
(ii)	A person with respect for legal compliance.
(iii)	A person who is highly respected, demonstrates great dignity, and has high ethical standards.
(iv)	A person who has no health-related impediments to the execution of his/her operations.
<Outside Directors>
(v)
A person with practical experience as a senior corporate manager, or a record of achievement and extensive knowledge in a specific specialist field required to fulfill a supervisory function in regard to management.

(vi)	A person able to dedicate sufficient time to the execution of his/her duties as a Director.
(vii)	To qualify as an Independent Outside Director, Outside Directors must also satisfy the Independence Criteria of the Company.

The terms of office of fifteen current directors of the Company (including directors who are audit and supervisory committee members) will expire at the close of the Ordinary General Meeting of Shareholders.  The Company has decided, at its board of directors meeting held on April 26, 2018, to submit the proposal to elect the directors as follows to the Ordinary General Meeting of Shareholders in accordance with the Criteria for the Election of Directors described above, and decided, at its board of directors meeting held on May 2, 2018, not to change such decision. Specifically, from the perspective of ensuring through consideration based on the questions and opinions from the outside directors who have independent and objective points of view, the Company has elected certain candidates for the outside directors who have abilities and competence to perform such consideration.  Furthermore, in order for the Company’s board of directors to effectively discuss and determine management policies and material matters and oversee the status of the directors’ execution of their duties, from the perspective of ensuring thorough discussions involving outside directors who are familiar with the Company’s business on the basis of sufficient information provided, the Company has selected certain candidates for the outside directors who have abilities and competence to enable such discussions.

[The Candidates for directors (excluding such directors who are audit and supervisory committee members)] ◎ indicates outside directors
	Name of the Candidate for a Director	Current Position and Other Titles (as of May 2, 2018)
Reappointment	Nobuhiko Komeya	Representative Director and President
Reappointment	Koichi Endo	Director, Engineering & Development
Reappointment	Youji Kawarada	Director, Production and Materials
Reappointment	Toshinori Kobayashi	Director, Administration
Reappointment	Shuji Taguchi	Director, Quality Assurance
Reappointment	Yasuhiro Ikeuchi	Director, European Operations
Reappointment	Shinji Inoue	Director, Deputy of Marketing & Sales (OEM Operations)
Reappointment	Koji Ishibashi	Director, Product Design
Reappointment	Masataka Kataoka	Executive Adviser of Alps Electic Co., Ltd.
Appointment	Yasushi Motokawa	Senior Executive, China Operation

[The Candidates for directors who are audit and supervisory committee members] ◎ indicates outside directors
		Name of the Candidate for a Director	Current Position and Other Titles (as of May 2, 2018)
◎	Reappointment	Hideo Kojima	Certified Public Accountant (Hideo Kojima CPA Office) Director Who is an Audit and Supervisory Committee Member
◎	Reappointment	Satoko Hasegawa	Attorney-at-law (STW & Partners) Director Who is an Audit and Supervisory Committee Member
◎	Reappointment	Naoki Yanagida	Attorney-at-law (Yanagida & Partners) Director Who is an Audit and Supervisory Committee Member
	Appointment	Shinji Maeda	Senior Executive, Corporate Planning
◎	Appointment	Satoshi Kinoshita	President and Chief Executive Officer of Tungaloy Corporation

One of the parties to the business integration, Alps Electric, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange with the Company.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.